Shengfeng Development Limited

December 17, 2021

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted September 10, 2021
CIK No. 0001863218

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated November 12, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 4”) is being submitted confidentially to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise throughout accordingly.

Response: The Company respectfully advises the Staff that it has revised its disclosure on the prospectus cover page and page 1 of the Amended Draft Registration Statement No. 4 to disclose that the VIE structure is used to provide contractual exposure to foreign investment in China-based companies.

2. We note your disclosure that as a holding company with no material operations of your own, your operations have been conducted in China by subsidiaries and through contractual arrangements, which are also known as VIE Agreements, with a variable interest entity, or “VIE.” Expand your discussion to provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date. We note your disclosure on page 15.

Response: The Company respectfully advises the Staff that it has revised its disclosure on the prospectus cover page of the Amended Draft Registration Statement No. 4 to expand its discussion to provide a description of how cash is transferred through its organization and disclosure regarding the Company’s intentions to distribute earnings or settle amounts owed under the VIE agreements. It has also stated whether any transfers, dividends, or distributions have been made to date.

3. We note your disclosure on the cover page and throughout your filing that you control and receive economic benefits of Shengfeng Development Limited’s business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Response: The Company respectfully advises the Staff that it has revised its disclosure on the prospectus cover page and pages 1, 4, 8, 30, 60, 62, 69, 97 of the Amended Draft Registration Statement No. 4, to describe the conditions it has met for consolidation of the VIE under U.S. GAAP and to clarify that it will be the primary beneficiary for accounting purposes. The disclosure also notes that the VIE Agreements have not been tested in a court of law in China.

Prospectus Summary, page 1

4. We note your disclosure on page 15 that you are currently not required to obtain permission from any of the PRC authorities to operate and issue your Class A Ordinary Shares to foreign investors, and that none of you, your subsidiaries, your VIE or the VIE’s subsidiaries are required to obtain permission or approval from the PRC authorities including the CSRC and CAC for the VIE’s operation, nor have you, your subsidiaries, your VIE or the VIE’s subsidiaries received any denial for the VIE’s operations. Please revise to disclose the consequences to you and your investors if you inadvertently concluded that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Also revise to clarify your disclosure on page 11.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 12, 18 and 43 of the Amended Draft Registration Statement No. 4 to disclose the consequences to the Company and its investors if it is required to obtain approval in the future.

Summary of Risk Factors, page 10

5. We note your revised disclosure in response to prior comment 5. Please provide cross-references to more detailed discussions of the regulatory, liquidity and enforcement risks related to your corporate structure and being based in China. Please also specifically address the risk that the Chinese government may exert more control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares.

Response: The Company respectfully advises the Staff that it has added cross-references to more detailed discussions of the risk factors on the prospectus cover page and pages 1, 2, 4 and 18 of the Amended Draft Registration Statement No. 4. We also revised the disclosure on pages 12 and 44 of the Amended Draft Registration Statement No. 4 to address the risk that the Chinese government may exert more control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

Risk Factors

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), page 32

6. We note from the audit opinion and your risk factor on page 33 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 36 of the Amended Draft Registration Statement No. 4 to disclose that trading in its securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB later determines that it is unable to inspect or fully investigate the auditor of the Company, and as a result, an exchange may determine to delist its securities in the event that this occurs.

7. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 36 of the Amended Draft Registration Statement No. 4 to disclose that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before its securities may be prohibited from trading or delisted.

Risks Relating to Doing Business in the PRC

Increases in labor costs in the PRC may adversely affect our business and our profitability, page 34

8. We note your response to prior comment 13 that other than the social insurance and housing fund contributions, you are currently not able to quantify the contribution amounts that you will need to make for you to be in full compliance with all PRC labor-related laws and regulations. Please disclose whether you believe these other contribution amounts are material.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 37 of the Amended Draft Registration Statement No. 4 to disclose that, to the best of its knowledge, as of the date of the prospectus, based on all the information available to it, it does not believe that the estimated amount of contributions that it will need to make in order to be in full compliance with all PRC labor-related laws and regulations is material for its business operations.

Notes to Consolidated Financial Statements

Note 19. Condensed financial information of the parent company, page F-36

9. We refer to your response dated August 3, 2021 to our prior comment 6 and your response dated July 2, 2021 to our prior comment 26. Please further explain how you considered presenting condensed financial information that includes line items such as “investments in subsidiaries and VIEs” and “income from equity method investment” in the parent company column. As part of your response, tell us why your parent company financial statements do not include any amounts for individual financial statement line items such as cash and restricted cash, shareholders’ equity, and expenses.

Response: The Company respectfully advises the staff that it has revised its disclosure on page F-7 of the Amended Draft Registration Statement No. 4, Note 1 to the financial statements, to describe more precisely the investments in its shell holding companies. The parent company, Shengfeng Development Limited, is only a shell holding company with no material operations of its own. Its wholly-owned subsidiaries, which include Shengfeng Holding Limited and Fujian Tianyu Shengfeng Logistics Co., Ltd., are also shell holding companies with no capitalization (no monetary investment) and material operations. These wholly-owned subsidiaries were formed for restructuring purposes and for the parent company to consummate an initial public offering. Because we are presenting only the parent company financial statements and the equity investments in these two subsidiaries are valued at zero, there will be no individual financial statement line items, such as cash and restricted cash, shareholders’ equity, and expenses. The consolidated financial statements, as presented in the registration statement, include financial statement line items such as cash and restricted cash, shareholders’ equity, and expenses presented because the VIE has been consolidated into the parent company’s financial statements under the guidance of ASC 810-10. There will not be any investments in the subsidiaries and the VIE, because the VIE is not reflected as an investment on the parent company’s financial statements as there is no equity interest.

10. Your response dated August 3, 2021 to our prior comment 6 states that you did not capitalize Shengfeng Holding Limited and Fujian Tianyu Shengfeng Logistics Co., Ltd. Tell us how that statement is consistent with disclosure on page F-7 of your submission regarding the share capital issued by these entities.

Response: The Company respectfully advises the staff that as indicated on page F-7 of the Amended Draft Registration Statement No. 4, the parent company holds 100% of the equity interests of Shengfeng Holding Limited, which holds 100% of the equity interests of Fujian Tianyu Shengfeng Logistics Co., Ltd. with no capitalization as holding companies. This is consistent with the presentation on F-37 of the Amended Draft Registration Statement No. 4, Note 19 to the consolidated financial statements. Please note that the operating entities included in the table on page F-7 of the Amended Draft Registration Statement No. 4 are the subsidiaries of the VIE, Shengfeng Logistics Group Co., Ltd., instead of the subsidiaries of Shengfeng Holding Limited or Fujian Tianyu Logistics Co., Ltd.

11. In addition to the above, for activity of the VIE reflected in line items such as those titled “investments in subsidiaries and VIEs” and “income from equity method investment” in the parent company’s financial statements, please provide a roll-forward of the investment in subsidiaries and VIEs line item.

Response: The Company respectfully advises the staff that it believes that financial statements of Shengfeng Development Limited, the parent company, should not reflect any investments in subsidiaries and the VIE, as indicated in the responses to comments No. 9 and 10 above. In addition, the parent company does not have any investments in the VIE or capitalized investments in the subsidiaries. Therefore, the Company has not provided a roll-forward of the investment in subsidiaries and the VIEs line item.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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